EXHIBIT 99.1

Satellos to Present at the Bloom Burton & Co. Healthcare Investor Conference

TORONTO, April 09, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL) (“ Satellos ” or the “ Company ”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, today announced that it will participate in the Bloom Burton & Co. Healthcare Investor Conference taking place April 21-22, 2026, at the Metro Toronto Convention Centre in Toronto, Canada.

Satellos Co-founder and CEO Frank Gleeson will provide a presentation on April 21 and along with Liz Williams, Chief Financial Officer, will participate in one-on-one meetings during the conference.

2026 Bloom Burton & Co. Healthcare Investor Conference
Format: Presentation and webcast
Presenter: Frank Gleeson, President and CEO
Date: Tuesday, April 21
Time: 11:30 a.m. ET
Location: Metro Toronto Convention Centre

The presentation will be available via live webcast on the Events and Presentations page in the Investors section of the Company’s website, and a replay will be available following the presentation.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule therapy designed to address deficits in muscle repair and regeneration. SAT-3247 is being evaluated as a potential disease-modifying treatment, initially for DMD, in two Phase II clinical trials: BASECAMP in pediatrics and TRAILHEAD in adults. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore the body’s natural muscle repair and regeneration biology, a fundamental stem cell driven process that is disrupted in DMD and other degenerative conditions. By addressing the loss in a dystrophin-independent manner, SAT-3247 may re-establish the biochemical signals needed to support muscle regeneration, with potential broad applicability as either a stand-alone or adjunctive therapy. Satellos has identified additional muscle diseases and injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com.

CONTACTS

Investors: Dan Ferry, LifeSci Advisors, daniel@lifesciadvisors.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com